
MOSAIC
REAL SOLUTIONS. REAL RESULTS.

July 8, 2003


03024450

By Overnight Courier

Securities and Exchange Commission
Office of International Finance
Division of International Corporate Finance
450 5th Street
Washington, D.C. 20549
Mail Stop 3-2

Ladies and Gentlemen:

Re: Mosaic Group Inc. (the "Corporation") 12g3-2(b) Exemption ID Number 82-34686

In accordance with Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find the press release of the Corporation dated July 7, 2003, which is the last document publicly filed by the Corporation since the date of the Corporation's last furnishing to the Securities and Exchange Commission (the "Commission").

This document is furnished to the Commission in furtherance of the Corporation retaining its exemption pursuant to Rule 12g3-2(b) under the Exchange Act, and this document should not be deemed to be filed pursuant to the Exchange Act.

Further to the instructions received by the Corporation from the Commission, the Corporation has indicated its exemption number (82-34686) in the upper right hand corner of each unbound page and the first page of each bound document submitted herewith.

Please acknowledge receipt of this letter by date-stamping the enclosed copy of this letter and returning it to my attention by means of the enclosed, stamped self-addressed envelope.

Should you have any comments or questions, please do not hesitate to telephone me directly at (416) 813-4276.

Yours very truly,

Cecile S. Chung
Legal Counsel

Encls.

cc: Catherine Barbaro, Mosaic Group Inc. (w/o attachments)
Jocelyn Arel, Testa, Hurwitz & Thibeault, LLP (w/o attachments)
John Pitfield, Testa, Hurwitz & Thibeault, LLP (w/o attachments)
Celia Rhea, Goodmans LLP (w/o attachments)
Meredith Roth, Goodmans LLP (w/o attachments)
Rubin Rapuch, Fraser Milner Casgrain LLP (w/o attachments)

7/11


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REAL SOLUTIONS. REAL RESULTS.

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Press Releases

Attention Business Editors:

Mosaic Group Inc. announces entering into of agreement to sell Mosaic Performance Solutions Canada

TORONTO, July 7 /CNW/ - Mosaic Group Inc. (TSX:MGX) ("the Company") announced today that it has entered into an agreement with AlternaCall Inc., a subsidiary of Call-Net Enterprises Inc., for the sale of the assets of the Company's Mosaic Performance Solutions Canada division to AlternaCall. The proceeds of the transaction are expected to be Cdn$14.25 million plus an additional approximate amount of Cdn$3 million in respect of working capital. The transaction was entered into as a part of the Company's ongoing restructuring proceedings for which it retained, in January 2003, Lazard Freres & Co., LLC, New York, as investment banker to assist in the possible sale of all or part of the Company. The proceeds from the sale will be applied to reduce outstanding obligations to secured creditors. As the secured creditors will have a shortfall in recovery of their claims, there will be no recovery for shareholders.

The Mosaic Performance Solutions Canada division was unique from other Company divisions because it predominately operated a residential long distance telephone rebilling business in Canada on behalf of third parties.

The sale of the assets of Mosaic Performance Solutions Canada is subject to approval of the Ontario Superior Court of Justice. Completion of the sale is expected to occur no later than July 31, 2003.

In December, 2002, the Company and certain of its Canadian subsidiaries and affiliated companies obtained an order from the Ontario Superior Court of Justice under the Companies' Creditors Arrangement Act (Canada) to initiate the restructuring of its debt obligations and capital structure. Additionally, certain of the Company's US Subsidiaries commenced proceedings for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas in Dallas. Pursuant to these filings, the Company and its relevant subsidiaries continue to operate under a stay of proceedings.

FORWARD LOOKING STATEMENTS

The Company and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, complying with terms of debt agreements, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in the Company's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. The Company cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

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For further information: Hap Stephen, Chief Restructuring Officer, (416) 364-0228, Mosaic Group Inc., E-mail: hstephen@stonecrestcapital.com; Catherine G. Barbaro, Vice President Legal, (416) 813-4286, Mosaic Group Inc., E-mail: barbaroc@mosaicgroupinc.com

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